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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                        BLISS & LAUGHLIN INDUSTRIES INC.
            --------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
            --------------------------------------------------------
                         (Title of Class of Securities)

                                   093546 10 9
            --------------------------------------------------------
                                 (CUSIP Number)

    ROGER FEIN, 225 W. WACKER DRIVE, CHICAGO, ILLINOIS 60606  (312) 201-2536
    ------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 OCTOBER 4, 1995
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                              PAGE 1 OF 5 PAGES

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CUSIP NO. 093546 10 9                                       PAGE 2 OF 5 PAGES

ITEM 4    PURPOSE OF TRANSACTION
------    ----------------------

     This Amendment No. 1 to Schedule 13D is being filed by fifteen individuals and three trusts who might be deemed to comprise a group within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934. The fifteen individuals are current or former officers of Bliss & Laughlin Industries Inc. ("BLI") or its wholly owned subsidiary, Bliss & Laughlin Steel Company ("BLS") and the three trusts are trusts established for the benefit of certain of the aforementioned individuals and their families. The parties making this filing are collectively referred to herein as the "Management Stockholders".

     The Management Stockholders filed a Schedule 13D on September 27, 1995 in connection with their entering into a Stock Option Agreement dated as of September 16, 1995 (the "First Option Agreement") with B & L Acquisition Corporation ("BRW's Acquisition Subsidiary") and BRW Steel Corporation ("BRW") which provided, among other things, that the Management Stockholders granted an option to BRW's Acquisition Subsidiary to purchase an aggregate of 774,059 of their shares of common stock of BLI (representing 19.5% of BLI's issued and outstanding shares of common stock) for a purchase price of $7.75 per share.

     The Management Stockholders, BRW's Acquisition Subsidiary and BRW entered into Amendment No. 1 to Stock Option Agreement dated as of October 4, 1995 wherein they agreed to amend the First Option Agreement.

     The Management Stockholders, BRW's Acquisition Subsidiary and BRW also entered into an Amended Stock Option Agreement dated as of October 4, 1995 (the "Amended Stock Option Agreement") which, among other things, raised the option price to $9.50 per share or any higher price paid by BRW's Acquisition Subsidiary for a share of BLI common stock in the proposed merger of BLI and BRW's Acquisition Subsidiary or any other merger of BLI with BRW or BRW's Acquisition Subsidiary or in a tender offer by BRW or BRW's Acquisition Subsidiary for shares of BLI common stock.

     The Management Stockholders, BRW's Acquisition Subsidiary and BRW also entered into Amendment No. 1 dated as of October 18, 1995 to Amended Stock Option Agreement, which amended Sections 2 and 14 of the Amended Stock Option Agreement by deleting January 15, 1996 wherever it appears in those Sections and substituting January 31, 1996 in lieu thereof.

     The forms of the Amendment No. 1 to Stock Option Agreement, the Amended Stock Option Agreement and Amendment No. 1 to Amended Stock Option Agreement are attached hereto as Exhibits A, B and C, respectively.

     The Management Stockholders also entered into Amendment No. 1 to the Stockholder Escrow Agreement dated as of October 4, 1995 amending the Stockholder Escrow Agreement dated as of September 19, 1995. A copy of the form of the Amendment No. 1 to the Stockholder Escrow Agreement is attached hereto as Exhibit D.

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CUSIP NO. 093546 10 9                                       PAGE 3 OF 5 PAGES

ITEM 6    CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS
------    OR RELATIONSHIPS WITH RESPECT TO SECURITIES
          OF THE ISSUER
          -------------------------------------------

          See Item 4 above.


ITEM 7    MATERIAL TO BE FILED AS EXHIBITS
------    --------------------------------

          Exhibit A.          Form of Amendment No. 1 dated as of October 4,
                              1995 to the Stock Option Agreement and Exhibit
                              A thereto.

          Exhibit B.          Form of Amended Stock Option Agreement dated as of
                              October 4, 1995.

          Exhibit C.          Form of Amendment No. 1 dated as of
                              October 18, 1995 to the Amended Stock Option
                              Agreement.

          Exhibit D.          Form of Amendment No. 1 dated as of October 4,
                              1995 to the Stockholder Escrow Agreement.


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          November 2, 1995


                                   /s/ Roger G. Fein                  *
                                   -----------------------------------
                                   Gregory H. Parker


                                   /s/ Roger G. Fein                  *
                                   -----------------------------------
                                   F. Elizabeth Parker

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CUSIP NO. 093546 10 9                                       PAGE 4 OF 5 PAGES

                                   /s/ Roger G. Fein
                                   -----------------------------------
                                   Roger G. Fein, as Trustee of the
                                   Gregory H. Parker Irrevocable Trust
                                   dated October 31, 1988


                                   /s/ Roger G. Fein                  *
                                   -----------------------------------
                                   Anthony J. Romanovich


                                   /s/ Roger G. Fein                  *
                                   -----------------------------------
                                   Barbara A. Romanovich


                                   /s/ Roger G. Fein                  *
                                   -----------------------------------
                                   George W. Fleck


                                   /s/ Roger G. Fein                  *
                                   -----------------------------------
                                   Joan E. Fleck


                                   /s/ Roger G. Fein                  *
                                   -----------------------------------
                                   Gerald E. Brady


                                   /s/ Roger G. Fein                  *
                                   -----------------------------------
                                   Carole A. Brady


                                   /s/ Roger G. Fein                  *
                                   -----------------------------------
                                   William P. Daugherty, as Trustee
                                   of the William P. Daugherty Trust
                                   dated May 11, 1989


                                   /s/ Roger G. Fein                  *
                                   -----------------------------------
                                   Ellen L. Daugherty, as Trustee
                                   of the Ellen L. Daugherty Trust
                                   dated May 11, 1989


                                   /s/ Roger G. Fein                  *
                                   -----------------------------------
                                   Michael A. DeBias

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CUSIP NO. 093546 10 9                                       PAGE 5 OF 5 PAGES

                                   /s/ Roger G. Fein                  *
                                   -----------------------------------
                                   Richard M. Bogdon


                                   /s/ Roger G. Fein                  *
                                   -----------------------------------
                                   Phyllis Bogdon


                                   /s/ Roger G. Fein                  *
                                   -----------------------------------
                                   Carl H. Laib


                                   /s/ Roger G. Fein                  *
                                   -----------------------------------
                                   Richard W. Ressler


                                   /s/ Roger G. Fein                  *
                                   -----------------------------------
                                   Chester J. Pucilowski


                                   /s/ Roger G. Fein                  *
                                   -----------------------------------
                                   Geraldine Pucilowski

*By Roger G. Fein pursuant to power of attorney.